GUARANTEED ACCUMULATION ACCOUNT


                         Supplement dated July 21, 1999
                      to the Prospectus dated May 3, 1999

This supplement replaces the supplement dated May 3, 1999 and updates and amends the information contained in the prospectus dated May 3, 1999. You should read this supplement along with the prospectus and keep it for future reference.

The following is added to the section entitled "Summary--Fees and Other Deductions":

   > Transfer Fees. Under some contracts, during the accumulation phase, transfer fees of up to $10 per transfer may be deducted from amounts held in or transferred from the Guaranteed Accumulation Account. See "Contract Charges"; see also the "Fees" section of the contract prospectus

   > Premium Taxes. We may deduct premium taxes of up to 4% from amounts in the Guaranteed Accumulation Account. See "Contract Charges"; see also the "Fees" section of the contract prospectus

   > Front End Sales Charges. Under some contracts, we may deduct front end sales charges of up to 6%. See "Contract Charges"; see also the "Fees" section of the contract prospectus

The section entitled "Summary--Maturity Value Transfer Provision" is restated as follows:

   Maturity Value Transfer Provision. If we automatically transfer the matured investment into the current deposit period, the contract holder or you, if applicable, may, for a limited time, transfer or withdraw all or a portion of the matured investment that was transferred without an MVA. As described in "Fees and Other Deductions" above, other fees, including an early withdrawal charge and a maintenance fee, may be assessed on amounts withdrawn. See "Maturity Value Transfer Provision."

The first example listed under "Example II" in Appendix I--Examples of Market Value Adjustment Calculations is restated as follows:

   EXAMPLE II

   Assumptions:

   i, the deposit period yield, is 10%

   j, the current yield, is 8%

   x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                      x
         -       -   ---
   MVA = |(1 + i)|   365
         |-------|
         |(1 + j)|
         -       -

                     927
         -        -  ---
   MVA = | (1.10) |  365
         | ------ |
         | (1.08) |
         -        -

   MVA = 1.0477

   In this example, the deposit period yield of 10% is greater than the current yield of 8%; therefore, the MVA is greater than 1. The amount withdrawn from the guaranteed term is multiplied by this MVA.

   If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to reflect the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,908.94 withdrawal from the guaranteed term.


Form No. X.GAA-99-1                                     July 21, 1999